2

                                                 Exhibit 77D

Commercial Mortgage-Backed Securities ("CMBS") --  The  Fund
may  invest in CMBS. The Fund invests in CMBS that are rated investment  grade  by  at  least  one  nationally-recognized statistical  rating organization (e.g.,  Baa  or  better  by
Moody's Investor Services, Inc. or BBB or better by Standard
&  Poor's  Ratings  Group, a division  of  The  McGraw  Hill
Companies, Inc.).

Structured Products -- The Fund may invest a portion of
its assets in structured investments, structured notes and
other types of similarly structured products consistent
with the Fund's investment objectives and policies.

Credit  Default  Swaps  -- The Fund may  enter  into  credit default  swap  contracts for hedging  purposes  or  to  gain exposure to a credit in which the Fund may otherwise invest.

Swap  Options  --  The Fund may engage in swap  options  for hedging  purposes or to manage and mitigate the  credit  and interest  rate risk of the Fund. The Fund may  write  (sell)
and purchase put and call swap options.

Cross  Currency Hedges - The Fund may also enter into  cross currency  hedges,  which involve the sale  of  one  currency against the positive exposure to a different currency. Cross currency  hedges  may  be used for hedging  purposes  or  to establish  an  active exposure to the exchange rate  between any two currencies.

Non-U.S.  Dollar  Denominated Fixed-Income Securities  Rated
Below  Investment Grade -  The Fund may invest up to 10%  of its  net assets in non-U.S. dollar denominated fixed  income securities rated below investment grade ("junk bonds").
Emerging Markets Securities - The Fund may invest up to  10%
of its net assets in emerging markets securities.   The Fund
may invest in Brady Bonds and sovereign debt.